  As filed with the Securities and Exchange Commission on September 11, 2000

                                                      Registration No. 333-40148
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             __________________
                        Post-Effective Amendment No. 1
                                      to
                                   Form S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             __________________
                            DuPont Photomasks, Inc.

            (Exact name of registrant as specified in its charter)


            Delaware                                      74-2238819
 (State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                     Identification Number)


                          131 Old Settlers Boulevard
                            Round Rock, Texas 78664
                                (512) 310-6500
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                               __________________
                                 John M. Lynn
                 Executive Vice President and General Counsel
                            DuPont Photomasks, Inc.
                          131 Old Settlers Boulevard
                            Round Rock, Texas 78664
                           Telephone: (512) 310-6500
                           Facsimile: (512) 310-6544
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                              __________________
                                  Copies to:

                               Ronald G. Skloss
                                 Scott E. Way
                        Brobeck, Phleger & Harrison LLP
                        301 Congress Avenue, Suite 1200
                              Austin, Texas 78701
                           Telephone: (512) 477-5495
                           Facsimile: (512) 477-5813


   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_________

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              __________________


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

================================================================================

PROSPECTUS


                            DuPont Photomasks, Inc.

                       941,087 Shares of Common Stock

                              __________________

This prospectus concerns the issuance of our common stock upon conversion of $100,000,000 principal amount of our convertible subordinated notes due July 24, 2004. Holders of the notes may convert the notes into our common stock at any time on or before July 24, 2004 at a conversion price of $106.26 per share, subject to adjustment in certain events. See "Conversion of Notes" beginning on page 14.

                              __________________

We will not receive any proceeds from the issuance of common stock upon conversion of the notes. There are no brokers or underwriters involved in these transactions, and no sales commission will be paid.

                              __________________

Our common stock is quoted on the Nasdaq National Market under the symbol "DPMI." On September 8, 2000, the reported last sale price for our common stock was $68 1/4 per share.

                              __________________

Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

                              __________________

Our principal executive offices are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664. Our telephone number at this location is (512) 310-6500.

                              __________________

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



    September 11, 2000

                               TABLE OF CONTENTS


                                                                           Page
                                                                           ----

Risk Factors.............................................................     3
Special Note Regarding Forward-Looking
    Statements...........................................................    10
Use of Proceeds..........................................................    11
Plan of Distribution.....................................................    11
Transactions and Relationship Between Us and E. I.
  du Pont de Nemours and Company.........................................    11
 Conversion of the Notes.................................................     4
 Legal Matters...........................................................    16
 Experts.................................................................    16
 Where You Can Find More Information.....................................    17

                              __________________

  You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  Unless otherwise indicated, "we," "us" and "our" mean DuPont Photomasks, Inc., and "DuPont" means E. I. du Pont de Nemours and Company or one of its wholly owned subsidiaries.

  We have licensed from DuPont use of the tradename "DuPont" and the DuPont in Oval logo. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                                 RISK FACTORS

  You should carefully consider the following risks before converting any of the notes into shares of our common stock. The risks described below are not the only ones that we face. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

Our Operations Are Dependent on the Activities of Semiconductor Manufacturers

  Substantially all of our sales are derived from semiconductor manufacturers. Downturns in the semiconductor industry could lead to a decrease in the demand for photomasks. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Our investment in new facilities and equipment is based, in part, on the announced expansion plans of the semiconductor industry. From time to time, the semiconductor industry has developed more slowly than originally anticipated. A lack of development in the semiconductor industry in a location in which we operate or establish new facilities could have a material adverse effect on our business.

  The demand for photomasks may decrease, even when there is growth in the demand for semiconductors, due to the following factors:

  . Changes in semiconductor designs or applications, such as a reduction in customization or an increase in standardization;

  .  A reduction in design complexity;

  .  Other technological and manufacturing advances; or

  .  A slowdown in the introduction of new semiconductor designs.

Our Financial Results May Be Affected by Factors Outside of Our Control

  Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability of our operating results. Since our business is characterized by short-term orders and shipment schedules without a significant backlog for products, substantially all of our sales in any quarter are dependent upon orders received during that quarter, which limits our ability to respond to a changing business environment. In addition, our operating results could be affected by the following factors:

  .  Competitive and customer-driven pricing pressures;

  .  Changes in the mix of products sold;

  .  Volume of orders shipped;

  .  Market acceptance of our products and our customers' products;

  .  Our ability to meet increasing demand and delivery schedules;

  .  Fluctuations in manufacturing yields;

  .  Fluctuations in currency exchange rates;

  .  Cyclical semiconductor industry conditions;

  .  Our access to advanced process technologies; and

  .  The timing and extent of product and process development costs.

  Moreover, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls due to the need to make ongoing and significant capital investments. As a result of the foregoing factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

We May Not Obtain Sufficient Capital to Fund Our Needs

  We will need to continue to make significant capital expenditures to expand our operations and to enhance our manufacturing capability in order to keep pace with rapidly changing technologies. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. We cannot assure you that we will be able to obtain the additional capital required on reasonable terms, or at all, or that any such expansion or lack of capital will not have a material adverse effect on our business and results of operations, particularly during the start-up phase of new operations.

Our Operating Results Will Be Adversely Affected by Under-Utilized Production Capacity

  Our operations require us to incur significant fixed costs. Accordingly, increases and decreases in sales volume significantly affect our operating results when our production capacity is not fully utilized. We anticipate that our operating costs will increase as we add capacity to position us for future growth. Our results of operations could be adversely affected to the extent that such capacity is not utilized.

We May Be Unable to Effectively Manage the Expansion of Our Manufacturing Operations

  We recently completed construction of, and are presently equipping, a photomask production facility in Singapore, which is undergoing customer qualification procedures, and we intend to relocate our recently acquired operations in Corbeil-Essonnes, France to a new facility. In addition, we regularly establish new production lines or move existing production lines within a given plant or among different plants. If we do not adequately manage these changes and improvements, the productivity of our plants will suffer, which could cause us to lose sales or customers.

Rapid Technological Change Could Render Our Products Obsolete

  Rapid technological change and new product introductions and enhancements characterize the photomask and semiconductor industries. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced photomasks is likely to increase. We believe we must continue to enhance our existing products and to develop and manufacture new products and upgrades with improved capabilities to satisfy this anticipated demand. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations.

  Technological advances achieved by a competitor or a customer could lead to the commercial availability of alternate methods of transferring circuit designs onto semiconductor wafers without the use of photomasks. These alternatives, including direct-write lithography, could have a material adverse effect on our results of operations or financial position. Direct-write lithography writes the circuit pattern directly onto the semiconductor wafer without the use of a photomask. Although this direct-write method is currently too slow for high-volume, commercial device manufacturing, a significant advance in this technology or other technologies which transfer circuit designs without the use of photomasks would have a material adverse effect on our business and results of operations.

  In addition, changes in semiconductor designs, such as field-programmable gate arrays, application-specific standard products and other semiconductor designs that displace application-specific integrated circuits, could reduce photomask unit volumes in the future. Such a reduction in volumes could decrease our revenues from photomask sales.

  Our Market Is Highly Competitive and Subject to Pricing Pressures

  The photomask industry is highly competitive, and most of our customers use more than one photomask supplier. Our significant competitors include other merchant manufacturers of photomasks, including:

  .  Dai Nippon Printing;

  .  Hoya Corporation;

  .  Photronics, which recently acquired Align-Rite and PSMC; and

  .  Toppan Printing Company.

  Our competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of our products or a reduction in our prices as a result of intensified price competition. We also compete with captive photomask operations. Beginning in the mid-1980's, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. We cannot assure you that this trend will continue or that it will not reverse, thereby reducing the demand for photomasks produced by merchant photomask suppliers like us and increasing competition to the extent excess capacity is used to supply non-captive needs. In particular, as photomasks continue to reemerge as a critical and enabling technology in the semiconductor manufacturing process, we cannot be certain that semiconductor manufacturers will not form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading-edge photomasks. Some of our competitors may have greater financial, technical, marketing and other resources, each of which could provide them with a competitive advantage over us. In particular, recent widespread consolidation in the photomask industry, particularly in Japan, has enhanced the remaining companies' strength as competitors.

  Our ability to compete in the photomask market is primarily based on:

  .  Product quality;

  .  Delivery to schedule performance;

  .  Pricing;

  .  Technical capabilities;

  .  Location and capacity of manufacturing facilities; and

  .  Technical service.

  We recently announced the first general price increase on all of our products in our history. We cannot assure you that the price increase will not cause us to lose customers or market share to our competitors or otherwise have a material adverse effect on our financial results.

Our International Operations Present Special Risks

  Approximately 40% of our sales in fiscal 1999 and in the nine months ended March 31, 2000 were derived from sales in non-U.S. markets. We expect sales from non-U.S. markets to continue to represent a significant portion of our total sales. Our non-U.S. operations are subject to various risks inherent in conducting business abroad, including:

  .  Price and currency exchange controls;

  .  Fluctuations in the relative values of currencies;

  .  Restrictive governmental actions; and

  .  Difficulties in managing a global enterprise.

  Changes in the relative values of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. dollars, our functional currency. We monitor our exchange rate exposure and attempt to reduce this exposure by hedging through forward contracts. We cannot be certain that these forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. Further, we cannot assure you that these risks will not have a material adverse impact on our liquidity and results of operations in the future.

Our Operating Results Are Influenced by the Performance of Asian Economies

  In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our financial position and results of operations, as approximately 21% of our sales in fiscal 1999 and approximately 22% in the nine months ended March 31, 2000 were derived from this region. Our exposure to the business risks presented by Asian economies will increase to the extent that we continue to expand our operations in that region.

We Face Risks Associated with Manufacturing Difficulties

  Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is relatively more complex and time-consuming than manufacturing high-volume, less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

Our Production Facilities Could Be Damaged or Disrupted by a Natural Disaster, Labor Strike, War or Political Unrest

  A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites, or political unrest, war, labor strikes or work stoppages in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, and we do not know whether our insurance would adequately compensate us for any of these events.

We Depend on a Few Significant Customers

  Our ten largest customers, in the aggregate, accounted for more than 60% of our sales in both fiscal 1999 and the nine months ended March 31, 2000. Our two largest customers, in the aggregate, accounted for approximately 22% of our sales in fiscal 1999. All of these customers are in the semiconductor industry. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. While we believe we have strategic relationships with a number of our customers, our customers place orders on an as-needed basis and generally can change their suppliers without penalty. In addition, recently there has been a trend toward outsourcing semiconductor manufacturing to foundries. To the extent we do not have a strategic relationship with these foundries, this trend could have a material adverse effect on our business and results of operations.

We Depend on a Limited Number of Equipment Manufacturers

  We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

We Depend on a Limited Number of Raw Materials Suppliers

  We have a limited number of long-term supply agreements with our raw materials suppliers. In addition, we have historically relied primarily on a limited number of suppliers for the quartz plates used in the manufacture of photoblanks, which are a key component in the manufacture of photomasks. Any disruption in our supply relationships or increases in prices, particularly related to quartz plates, could result in delays or reductions in product shipments by us or increases in product costs that could have a material adverse effect on our business and operating results. In the event of such a disruption, we cannot assure you that we could develop alternative sources within reasonable time frames, or if developed, that these sources would provide supplies or equipment at prices comparable with those charged by our suppliers before the disruption.

We Depend on a Limited Number of Management and Technical Personnel

  Our continued success depends, in part, upon key managerial, engineering and technical personnel as well as our ability to continue to attract and retain additional personnel. In the past, key personnel have left us to pursue other opportunities. The loss of key personnel could have a material adverse effect on our business or results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees. Our growth may be dependent on our ability to attract new highly skilled and qualified personnel. There can be no assurance that our recruiting efforts to attract and retain these personnel will be successful.

We Recently Hired New Chief Executive and Financial Officers, and Our Success Depends on Their Ability to Learn Our Business and Integrate with the Existing Management Team

  We hired Peter S. Kirlin, our Chairman of the Board and Chief Executive Officer, in May 2000, and Gerd Stoecker, our Executive Vice President--Finance and Chief Financial Officer, in June 2000. Our business may suffer if these new executives do not quickly learn our business and successfully integrate with the existing members of our senior management.

E. I. du Pont de Nemours and Company Has Significant Influence on All Stockholder Votes

  E. I. du Pont de Nemours and Company, also known as "DuPont," currently owns approximately 35.3% of our outstanding common stock. As a result, DuPont continues to have significant influence on most matters submitted to our stockholders, including proposals regarding:

  . Any merger, consolidation or sale of all or substantially all of our assets;

  .  Electing the members of our board of directors; and

  .  Preventing or causing a change in control of our company.

We Must Integrate and Manage Our Recent Acquisitions and Joint Ventures

  From time to time, we have made various acquisitions and entered into joint venture arrangements intended to complement or expand our business. For example, we recently entered into a joint venture with UMC Group to manufacture photomasks, acquired IBM's European photomask manufacturing operations and extended through 2002 the DPI Reticle Technology Center, our photomask development joint venture with Advanced Micro Devices, Micron Technology and Motorola. The success of these transactions will depend on our ability to:

  .  Integrate acquired production equipment with our operations;

  .  Attract, train and retain additional personnel;

  .  Utilize any resulting additional production capacity; and

  .  Cooperate with our joint venture partners.

  The success of any joint venture will also depend on our ability to achieve cooperation with each joint venture partner. We may encounter difficulties in integrating acquired assets with our operations and managing any joint ventures. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. Any of the foregoing could have a material adverse effect on our business and results of operations.

We Are Subject to Risks Associated with Future Acquisitions or Joint Ventures

  We may in the future pursue acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could require us to incur significant costs and cause diversion of management's time and resources. Future acquisitions by us could result in the following consequences:

  .  Dilutive issuances of equity securities;

  .  Incurrence of debt and contingent liabilities;

  .  Amortization of goodwill and other intangibles;

  .  Research and development write-offs; and

  .  Other acquisition-related expenses.

  Further, we cannot be certain that any acquired business, product or technology will be successfully integrated with our operations or that we will receive the intended benefits of any acquisitions or joint ventures.

We May Be Unable to Enforce or Defend Our Ownership and Use of Proprietary Technology

  We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

  .  We will be able to adequately protect our technology;

  .  Competitors will not independently develop similar technology;

  . The claims allowed on any patents we hold will be sufficiently broad to protect our technology; or

  . Foreign intellectual property laws will adequately protect our intellectual property rights.

  We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

We May Be Unprepared for Changes in Environmental Laws and Regulations

  We are subject to numerous environmental laws and regulations which impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with such laws and regulations could subject us to significant future liabilities.

We Face Uncertainty Implementing a New Global Information System

  We are in the process of implementing a new enterprise-wide software system that replaces our existing manufacturing information systems. We cannot assure you that this conversion will be successful or that it will yield benefits to us. In addition, the implementation of this system could cause a short-term disruption of our business processes.

Our Market Price Is Volatile

  The market price of our common stock has been and can be expected to be significantly affected by factors such as:

  .  Quarterly variations in our results of operations;

  . Announcements of new products or product enhancements by us, our competitors or our customers;

  .  Technological innovations by us or our competitors;

  . Changes in earnings estimates or buy/sell recommendations by financial analysts;

  .  The operating and stock price performance of comparable companies; and

  . General market conditions or market conditions specific to particular industries.

  In particular, the stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. These fluctuations may adversely affect the market price of our common stock.

Our Stock Price May Be Affected when Additional Shares Are Sold

  If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. DuPont beneficially owns approximately 6.1 million shares of our common stock. DuPont has advised us that it expects to continue to reduce its ownership interest in our company over time, subject to prevailing market conditions. We have granted DuPont various rights with respect to the registration of shares of our common stock held by DuPont, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares it holds, and to include such shares in a registered offering of securities by us.

  We, our directors and executive officers and DuPont have each entered into various lock-up restrictions in which each agrees that, in general, without the prior written consent of Morgan Stanley & Co. Incorporated, each will not, until October 18, 2000, sell or agree to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, other than with respect to this offering and pursuant to our stock performance plans. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933.

Our Certificate of Incorporation and Bylaws Have Anti-Takeover Provisions

  Provisions of our certificate of incorporation and our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains or incorporates by reference forward-looking statements that involve substantial risks and uncertainties, such as statements concerning:

  .  Industry trends;

  .  Customer demand for photomasks;

  .  Growth and future operating results;

  .  Developments in our markets and strategic focus;

  . Expansion of and enhancements to our manufacturing facilities and product offerings;

  .  Customer benefits attributable to our products;

  . Potential acquisitions and joint ventures and the integration of acquired businesses;

  .  Technologies and operations;

  .  Strategic relationships with third parties; and

  .  Future economic, business and regulatory conditions.

  You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you convert any of the notes, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

  We will not receive any proceeds from the conversion of the notes.


                              PLAN OF DISTRIBUTION

  This prospectus concerns the issuance of our common stock upon the conversion of $100,000,000 principal amount of our convertible subordinated notes due 2004. The issuances, if any, will be made directly by us from time to time upon notification of conversion by a note holder. Holders may convert the notes into our common stock at any time on or before July 24, 2004 at a conversion price of $106.26 per share, subject to adjustment in certain events. See "Conversion of Notes" beginning on page 14. There are no brokers or underwriters involved in these issuances, and no sales commission will be paid. We will not receive any proceeds from the conversion of the notes.


                 TRANSACTIONS AND RELATIONSHIP BETWEEN US AND
                     E. I. DU PONT DE NEMOURS AND COMPANY

  We have entered into a number of agreements with DuPont for the purpose of defining various past, present and prospective arrangements and transactions. These agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, are not the result of negotiations between independent parties. It is our intention and the intention of DuPont that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing various mutually beneficial joint arrangements. However, because of the complexity of the various relationships between us and DuPont, we cannot assure you that all of these agreements, or the transactions provided for therein, were effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. We are only entitled to the ongoing assistance of DuPont for a limited time.

  We and DuPont may enter into additional or modified arrangements and transactions in the future. Any such future arrangements and transactions will be determined through negotiation between DuPont and us. We have adopted a policy that all future agreements between us and DuPont will be on terms that we believe are no less favorable to us than the terms we believe would be available from unaffiliated parties. In that regard, we intend to follow the procedures provided by the Delaware General Corporation Law, which includes a vote to affirm any such future agreements by a majority of our directors who are not employees of DuPont, even though such directors may be less than a quorum.

  The following is a summary of various past, present and prospective arrangements and transactions between DuPont and us.

Administrative Service Agreements

  Prior to May 2000, we and DuPont were parties to several transitional administrative service agreements, pursuant to which DuPont provided various services to us, including tax compliance, information systems support and workers' compensation administration. We anticipate that DuPont may continue to provide us with these or similar administrative services in future periods.

  We paid DuPont $2.4 million for services provided under the administrative service agreements in fiscal 1999 and $1.8 million in the nine months ended March 31, 2000. With the exception of the administrative service agreement entered into by the respective subsidiaries of DuPont and our company in Ichon, Korea, in the absence of gross negligence or willful or reckless misconduct, DuPont's liability for damages to us for any breach of DuPont's obligations under the administrative service agreements was limited to payments made to DuPont thereunder. With respect to the administrative service agreement covering the operations in Ichon, Korea, DuPont's subsidiary was not required to provide any guarantee or warranty of any nature and could not be held liable for any claims, damages or liabilities of any kind resulting from the furnishing of the services thereunder.

Research Agreements

  We have entered into a research, development and consulting agreement with DuPont, whereby DuPont will provide to us supplemental technical assistance and consulting with respect to analytical support and consulting on an as-needed basis and research projects addressing our specific needs. In exchange for the analytical support and general consulting services, we will pay DuPont $100,000 per calendar year. In the event the costs of these services are estimated to exceed $100,000, we can either agree to pay additional projected costs or elect not to have DuPont provide these additional services. Compensation for research project support will be determined at the time each specific project relating thereto is undertaken. The initial term of the research, development and consulting agreement expires on January 1, 2001, and the agreement will automatically renew until terminated by either DuPont or us pursuant to certain procedures set forth in the research, development and consulting agreement.

  On May 1, 2000, we entered into a research agreement with DuPont, subject to the terms and conditions of the research, development and consulting agreement described above. In the new agreement, DuPont agreed to undertake a research project involving research and materials development in the area of advanced photomask technology. DuPont granted us a royalty-bearing, exclusive license to the technology developed under the research agreement for 157 nanometer pellicles. We will provide DuPont with a right of first refusal to supply us with materials produced using the technology, and we will pay DuPont a royalty on the sale of 157 nanometer pellicles manufactured using those materials. In consideration for DuPont's prior work in the field of pellicles, we paid DuPont $250,000 at the commencement of the research agreement, and we will pay DuPont a total of approximately $2.5 million for the services provided by DuPont, payable in equal quarterly installments over the term of the research agreement. In addition, we will pay approximately $138,000 to DuPont for equipment leasing and approximately $175,000 for materials synthesis. The new research agreement terminates on December 31, 2001.

Tax Indemnification Agreement

  We have entered into a tax indemnification agreement with DuPont, pursuant to which we will pay DuPont, or DuPont will pay us, as appropriate, amounts in respect of taxes shown as due attributable to our operations for the period ending on the date on which we cease to be a member of the DuPont consolidated group. DuPont will indemnify us and our subsidiaries from liability for certain matters, net of corresponding tax benefits, including any federal, state or local taxes attributable to any affiliated or combined group of which we were a member at any time prior to June 13, 1996 and any federal, state or local income or other tax for any period up to and including June 13, 1996. We will indemnify DuPont and its subsidiaries from liability for certain matters, including any federal, state or local income or other taxes attributable to our operations following June 13, 1996. We are required to pay DuPont an amount equal to the tax benefit to us, when realized, of any loss we incurred in connection with the sale of our 31% equity interest in DuPont Korea, Ltd. to DuPont. The tax indemnification agreement requires payments of claims to be made within 30 days of the date a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to the underpayments of the applicable tax. Any disputes concerning the calculation or basis of determination of any payment provided under the tax indemnification agreement will be resolved by a law firm or an accounting firm selected jointly by the parties.

Environmental Indemnification Agreement

  We have entered into an environmental indemnification agreement with DuPont, pursuant to which DuPont will generally indemnify us against substantially all liabilities relating to any environmental contamination present on our manufacturing sites and those of our subsidiaries as of June 13, 1996 or present on any other site as a result of our manufacturing operations and those of our subsidiaries prior to June 13, 1996.

  In the event that the parties cannot determine with reasonable certainty, following good faith negotiations, whether the contamination was caused by activities occurring before or after June 13, 1996, the environmental indemnification agreement provides for a mechanism whereby the liability associated with any such claim is allocated according to the following schedule based on when the claim is filed: DuPont bears 100% of the liability associated with claims filed by us with regard to such contamination on or prior to June 13, 1997; DuPont's liability for claims filed following June 13, 1997 declines at the rate of 20% per year; and DuPont has no liability for such claims filed following June 13, 2001.

  The environmental indemnification agreement includes procedures for notice and payment of indemnification claims and generally provides that the party bearing the majority of the liability will assume the defense of such claim and will control any negotiation or remediation activities.

Credit Agreement

  We have entered into a credit agreement with DuPont. Pursuant to this credit agreement, DuPont originally agreed to provide a credit facility in an aggregate amount of $100 million at an interest rate of LIBOR plus 0.25% per annum. In consideration for DuPont's agreement to guarantee our obligations under the notes, we amended this credit facility to increase the interest charged on outstanding amounts to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans. We have borrowed a maximum of approximately $70 million under this credit facility. As of March 31, 2000, borrowings of approximately $12 million were outstanding, and there were no borrowings outstanding as of September 8, 2000. This credit facility expires in September 2001.

  In March 1999, we amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100 million. All borrowings under this second facility have been repaid, and this second facility has been cancelled.

  The amounts loaned under the amended credit agreement are unsecured, and the amended credit agreement contains various representations, covenants and events of default. For example, the amended credit agreement provides that, without DuPont's prior written consent, we will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness, in addition to then-existing indebtedness, and the indebtedness under the amended credit agreement.

Corporate Tradename and Trademark Agreement

  We have entered into a corporate tradename and trademark agreement with DuPont, whereby DuPont licenses to us the following:

  .  Use of the tradename "DuPont" as part of our corporate name;

  . Use of the tradename "DuPont" as part of the name of our affiliated companies; and

  .  Use of the trademark DuPont in Oval as part of our corporate logo.

  DuPont may terminate the corporate tradename and trademark agreement:

  . upon two years' prior written notice, in the event that DuPont and/or its affiliates cease to hold at least 20% of our total outstanding common stock; or

  . upon 90 days' written notice if we purport to assign or otherwise transfer the corporate tradename and trademark agreement without DuPont's written consent, if we use the tradename "DuPont" other than under the terms of the corporate tradename and trademark agreement or if DuPont ceases to be the largest holder of our common stock.

  In addition, DuPont may terminate the corporate tradename and trademark agreement upon 90 days' written notice for any reason after January 1, 2008. In the corporate tradename and trademark agreement, we grant DuPont the right to inspect and test products manufactured by or for us and intended to be sold bearing the DuPont in Oval logo to determine uniform quality and compliance with quality standards of DuPont and agree to hold DuPont harmless from any and all liabilities arising from the manufacture, sale, transportation, storage or use of products manufactured by or for us bearing the DuPont in Oval logo. Upon termination of the corporate tradename and trademark agreement, we will be obligated to:

  .  Change our name so that the tradename "DuPont" is omitted;

  . Cease to use the tradename "DuPont" or any similar tradename as part of our corporate name or in any other manner whatsoever; and

  .  Cease to use the DuPont in Oval logo.

Registration Rights Agreement

  Under a registration rights agreement between DuPont and us, DuPont and its assignees are entitled to various rights with respect to the registration of shares they hold under the Securities Act of 1933. Subject to limitations, including a minimum registration of over 1,000,000 shares, DuPont and its assignees have the right to require us to register the sale of all or part of the shares they hold under the Securities Act of 1933. DuPont and its assignees are entitled to request up to an aggregate of four demand registrations. DuPont and its assignees are also entitled to include the shares of common stock they hold in a registered offering of securities by us for their own account, subject to conditions and restrictions. In addition, the registration rights agreement contains various indemnification provisions by us for the benefit of DuPont and its assignees as well as any potential underwriter and by DuPont and its assignees for the benefit of us and related persons. DuPont and its assignees may transfer its registration rights under the registration rights agreement without our prior approval. The registration rights agreement also provides that while DuPont owns 50% or more of our common stock, we may not grant registration rights to any other person without DuPont's prior consent.

Teflon AF Agreement

  In June 2000, DuPont entered into an agreement with us to supply us with all of our requirements for Teflon AF fluoropolymer resins for use in making pellicles. The agreement has an initial term of three years, and is automatically renewed for an additional year on each anniversary date of the agreement unless we or DuPont decline to renew, in which case the agreement will terminate upon the expiration of the remaining term. The agreement also provides us with a license to use the patent underlying Teflon AF if DuPont ceases to make Teflon AF, terminates the agreement or sells its Teflon AF business.


                            CONVERSION OF THE NOTES

  You may convert your notes into common stock at any time after the original issuance of the notes through the close of business on the final maturity date of the notes unless earlier redeemed at your option upon a fundamental change, as described below. You may convert the principal amount of any notes, in whole or in part, only in denominations of $1,000 or $1,000 multiples at the conversion price, subject to adjustment as described below. No payment or other adjustment will be made on conversion of any notes for dividends on any common stock issued upon conversion. We are not required to issue fractional shares of common stock upon conversion of notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last business day prior to the date of conversion. You may convert a note which you have elected to be redeemed upon a fundamental change, as defined below, only if you withdraw your election to redeem in accordance with the terms of the indenture among DuPont Photomasks, Inc., E. I. du Pont de Nemours and Company and Chase Bank of Texas, N.A., as trustee.

  The initial conversion price of $106.26 per share of common stock is subject to adjustment upon certain events, as set forth in the indenture, including:

     (1) The issuance of common stock as a dividend or distribution on the common stock;

     (2) The issuance to all holders of common stock of rights or warrants to purchase common stock at less than the current market price of the common stock;

     (3)  Subdivisions and combinations of the common stock;

     (4) The distribution to all holders of common stock of capital stock, other than common stock, or evidences of indebtedness of DuPont Photomasks or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to in (1), (2) or (3) above or those paid in cash;

     (5) Distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

       (x) The amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

       (y) 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the date of declaration of such dividend,

  and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of DuPont Photomasks. If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

     (6) Payment relating to a tender offer or exchange offer by DuPont Photomasks or any subsidiary of DuPont Photomasks for the common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

     (7) Payment relating to a tender offer or exchange offer by a person other than DuPont Photomasks or any subsidiary of DuPont Photomasks or DuPont or any subsidiary of DuPont in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. This adjustment will only be made if:

     . The tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

     . The cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

  This adjustment will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause DuPont Photomasks to consolidate or merge, or a sell all or substantially all of its assets.

  The indenture provides that if we implement a stockholders' rights plan, the rights plan must provide that, subject to customary exceptions, upon conversion of the notes you will receive, in addition to the common stock issuable upon conversion, the rights whether or not such rights have separated from the common stock at the time of such conversion.

  In the case of:

  .  Any reclassification of the common stock; or

  . A consolidation, merger or combination involving DuPont Photomasks or a sale or conveyance to another person of the property and assets of DuPont Photomasks as an entirety or substantially as an entirety, in each case as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for such common stock, the holders of the notes then outstanding will generally be entitled after the reclassification, consolidation, merger, combination, sale or conveyance to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, including cash, which they would have owned or been entitled to receive upon the reclassification, consolidation, merger, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets, including cash, receivable in connection with such transaction.

  If we make a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock.

  We may, from time to time and to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such reduction, if our board of directors has made a determination that such reduction would be in the best interests of DuPont Photomasks, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

  No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.


                                 LEGAL MATTERS

  The validity of these securities has been passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas.


                                    EXPERTS

  The financial statements of Dupont Photomasks as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read this information at the SEC's public reference rooms at the following locations:

           Public Reference Room            North East Regional Office           Midwest Regional Office
           450 Fifth Street, N.W.              7 World Trade Center              500 West Madison Street
                 Room 1024                          Suite 1300                         Suite 1400
           Washington, D.C. 20549            New York, New York 10048            Chicago, Illinois 60661

  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Filings are also available to the public at the SEC's web site at http://www.sec.gov.

  You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

  The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. This prospectus incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  .  Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

  . Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000;

  .  Our Current Reports on Form 8-K dated May 2, 2000 and June 5, 2000; and

  . The description of the common stock contained in our Form 8-A/A (file no. 0-20839), filed on June 23, 2000 under Section 12(g) of the Securities Exchange Act of 1934.


     Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following addresses:


                            DUPONT PHOTOMASKS, INC.
                         Attention: Investor Relations
                          131 Old Settlers Boulevard
                            Round Rock, Texas 78664
                           Telephone: (512) 310-6559

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in this Part II to the registration statement shall have the respective meanings assigned to such terms in the prospectus which forms a part of this registration statement.

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by DuPont Photomasks, Inc. in connection with the original registration of the debt securities and shares of common stock under the Securities Act of 1933. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

          SEC registration fee...................................................................      $ 26,400
          NASD filing fee........................................................................        10,500
          Nasdaq National Market listing fee.....................................................        17,500
          Legal fees and expenses................................................................       120,000
          Accounting fees and expenses...........................................................        35,000
          Printing expenses......................................................................       160,000
          Miscellaneous..........................................................................        30,600
                                                                                                       --------
             Total...............................................................................      $400,000
                                                                                                       ========

Item 15. Indemnification of Directors and Officers.


     Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director:

     . For any breach of the director's duty of loyalty to the corporation or its stockholders;

     . For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     .  Under Section 174 of the DGCL; or

     . For any transaction from which the director derived an improper personal benefit.

     Article Ninth of our Certificate of Incorporation, as amended and restated, provides that, to the fullest extent permitted by the DGCL, no director of our company shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director.

     Article VII of our Bylaws, as amended, further provides that our company shall indemnify each of our directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have indemnification agreements with each of our directors and executive officers.

     We maintain officers' and directors' liability insurance.

Item 16. Exhibits.

         Exhibit
          Number                                       Description
          ------                                       -----------
          4.1*       Specimen certificate for common stock.
          4.2**      Form of Indenture, between DuPont Photomasks, Inc. and Chase Bank of Texas, N.A.,
                     as trustee, including the form of Convertible Subordinated Notes due July 24, 2004 attached as Exhibit A thereto.
          5.1**      Opinion of Brobeck, Phleger & Harrison LLP.
         23.1**      Consent of PricewaterhouseCoopers LLP for DuPont Photomasks, Inc.
         23.2**      Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1 hereto).
         24.1**      Power of attorney.
         25.1**      Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Chase Bank of Texas, N.A., trustee under the Indenture.

______________________________

* Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 (Registration Statement No. 333-3386) of DuPont Photomasks,
     Inc.

**   Previously filed.

Item 17. Undertakings.

The Company hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Round Rock, State of Texas, on September 11, 2000.


                            DuPont Photomasks, Inc.


                       By:    /s/ John M. Lynn
                            ---------------------------------
                                  John M. Lynn
                            Executive Vice President, General
                               Counsel and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

               Signature                                    Title                                 Date
               ---------                                    -----                                 ----
                   *                      Chairman of the Board and Chief Executive        September 11, 2000
-----------------------------------           Officer (principal executive officer)
            Peter S. Kirlin

                   *                      President, Chief Operating Officer and           September 11, 2000
-----------------------------------           Director
           Preston M. Adcox

                   *                      Executive Vice President--Finance and Chief      September 11, 2000
-----------------------------------           Financial Officer (principal financial
             Gerd Stoecker                    officer)

                   *                      Corporate Controller (principal accounting       September 11, 2000
-----------------------------------           officer)
           Jeffrey C. Geissler

                   *                      Director                                         September 11, 2000
-----------------------------------
             John L. Doyle

                   *                      Director                                         September 11, 2000
-----------------------------------
             John W. Himes

                                          Director
-----------------------------------
            John C. Hodgson

                   *                                       Director                        September 11, 2000
-----------------------------------
           Gary W. Pankonien

                   *                                       Director                        September 11, 2000
-----------------------------------
          Susan Vladuchick Sam

                   *                                       Director                        September 11, 2000
-----------------------------------
             John C. Sargent

                   *                                       Director                        September 11, 2000
-----------------------------------
          Marshall C. Turner


 *By: /s/ John M. Lynn
-----------------------------------
             John M. Lynn
           Attorney-in-fact

                                EXHIBIT INDEX

        Exhibit Number                                         Description
        -------------                                          -----------
             4.1*         Specimen certificate for common stock.
             4.2**        Form of Indenture, between DuPont Photomasks, Inc. and Chase Bank of Texas, N.A.,
                          as trustee, including the form of Convertible Subordinated Notes due July 24, 2004 attached as Exhibit A thereto.
             5.1**        Opinion of Brobeck, Phleger & Harrison LLP.
            23.1**        Consent of PricewaterhouseCoopers LLP for DuPont Photomasks, Inc.
            23.2**        Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1 hereto).
            24.1**        Power of attorney.
            25.1**        Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Chase Bank of Texas, N.A., trustee under the Indenture.

__________________

* Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (Registration Statement No. 333-3386) of DuPont Photomasks,
   Inc.

** Previously filed.